FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2003.

Total number of pages: 23.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [ Financial Highlights—Three months ended June 2003]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:	July 31, 2003

July 31, 2003

Financial Highlights – Three months ended June 2003

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the three months ended June 2003.

For further information, please contact:

Koichi Ikegami

General Manager

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the Three Months Ended June 30, 2003

Date:	July 31, 2003
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya (Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd. Tel: (Country Code 81) 3-3211-1811 URL (http://www.nomura.com)

(1) Operating Results

	For the three months ended June 30				For the year ended March 31
	2003		2002		2003
	(Yen amounts in millions, except per share data)
Total revenue	¥279,790		¥216,971		¥840,919
Change from the three months ended June 30, 2002	29.0%
Net revenue	¥200,087		¥142,666		¥566,274
Change from the three months ended June 30, 2002	40.2%
Income before income taxes and cumulative effect of accounting change	¥71,300		¥18,371		¥ 47,409
Change from the three months ended June 30, 2002	288.1%
Net income	¥39,048		¥117,845		¥119,913
Change from the three months ended June 30, 2002	(66.9%)
Basic net income per share	¥20.14		¥59.95		¥ 61.26
Diluted net income per share	¥20.14		¥59.95		¥ 61.26
Return on shareholders’ equity	9.4	% *	8.6	% *	7.4%

ROE for the three month ended June 30, 2003 and 2002 is calculated as below;

(Income before cumulative effect of accounting change x 4 + Cumulative effect of accounting change, if any)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At June 30		At March 31
	2003	2002	2003
	(Yen amounts in millions, except per share data)
Total assets	¥24,779,048	¥18,138,542	¥21,169,446
Shareholders’ equity	¥1,690,273	¥1,706,559	¥1,642,328
Shareholders’ equity as a percentage of total assets	6.8%	9.4%	7.8%
Book value per share	¥872.53	¥868.23	¥846.40

(3) Difference in recognition method with latest fiscal year: none

(4) Scope of consolidation and equity method application

Number of consolidated subsidiaries    114

Number of affiliated companies, which were accounted for by the equity method    12

(5) Movement in the scope of consolidation and equity method application for this period

Number of consolidation                                         Inclusion  1

Number of equity method application                    Exclusion 1

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

					% Change	Translation into U.S. dollars
	For the three months ended/ as of						For the year ended/ as of
	June 30, 2002 (A)		June 30, 2003 (B)		(B) vs. (A)	June 30, 2003	March 31, 2003
	(yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
					%
Total revenue	¥216,971		¥279,790		29.0	$2,334	¥840,919
Net revenue	142,666		200,087		40.2	1,669	566,274
Non-interest expenses	124,295		128,787		3.6	1,074	518,865
Income before income taxes and cumulative effect of accounting change	18,371		71,300		288.1	595	47,409
Income before cumulative effect of accounting change	8,046		39,048		385.3	326	10,114
Cumulative effect of accounting change	109,799		—		—	—	109,799
Net income	117,845		39,048		(66.9)	326	119,913
Per share data :
Basic-
Income before cumulative effect of accounting change	4.09		20.14		392.4	0.17	5.17
Cumulative effect of accounting change	55.86		—		—	—	56.09
Net income	59.95		20.14		(66.4)	0.17	61.26
Diluted-
Income before cumulative effect of accounting change	4.09		20.14		392.4	0.17	5.17
Cumulative effect of accounting change	55.86		—		—	—	56.09
Net income	59.95		20.14		(66.4)	0.17	61.26
Cash dividends	—		—			—	15.00
Return on equity (ROE):	8.6	%*	9.4	%*			7.4%

AT PERIOD-END
Total Assets	¥18,138,542		¥24,779,048			$206,716	¥21,169,446
Shareholders’ equity	1,706,559		1,690,273			14,101	1,642,328
Per share data :
Shareholders’ equity	868.23		872.53			7.28	846.40

•	ROE for the interim period is calculated as below;

(Income before cumulative effect of accounting change x 4 + Cumulative effect of accounting change, if any)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the three months ended June 30, 2002 and 2003.

	Millions of yen
	For the three months ended
	June 30, 2002	June 30, 2003
Non-interest revenue	¥125,906	¥165,946
Net interest revenue	16,760	34,141

Net revenue	142,666	200,087
Non-interest expenses	124,295	128,787

Income before income taxes	18,371	71,300
Income tax expense	10,325	32,252
Cumulative effect of accounting change (*1)	109,799	—

Net income	¥117,845	¥39,048

Return on equity (ROE)	8.6%	9.4%

(*1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) reported net revenue of ¥ 200 billion for the three months ended June 30, 2003, an increase of ¥ 57 billion or 40% from ¥ 143 billion for the three months ended June 30, 2002. Non-interest expenses were ¥ 129 billion for the three months ended June 30, 2003, an increase of ¥ 4 billion or 4% from the same period in the prior year.

Income before income taxes and net income were ¥ 71 billion and ¥ 39 billion, respectively, for the three months ended June 30, 2003. This compares to income before income taxes and net income of ¥ 18 billion and ¥ 118 billion respectively for the same period in the prior year.

Total assets were approximately ¥ 24.8 trillion at June 30, 2003, an increase of approximately ¥ 3.6 trillion from March 31, 2003 and total shareholders’ equity increased by ¥ 48 billion from March 31, 2003 to approximately ¥ 1.7 trillion at June 30, 2003. Nomura’s return on equity was 9.4% for the three months ended June 30, 2003.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the three months ended
	June 30, 2002	June 30, 2003
Non-interest revenue	¥66,436	¥74,573
Net interest revenue	599	397

Net revenue	67,035	74,970
Non-interest expenses	53,136	54,201

Income before income taxes	¥13,899	¥20,769

        Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 12% from  ¥67,035 million for the three months ended June 30, 2002 to ¥ 74,970 million for the three months ended June 30, 2003, mainly due to the fact that the placements and sales of bonds increased. Non-interest expenses increased by 2% from ¥ 53,136 million for the three months ended June 30, 2002 to ¥ 54,201 million for the three months ended June 30, 2003. As a result, Income before income taxes increased by 49% from ¥ 13,899 million for the three months ended June 30, 2002 to ¥ 20,769 million for the three months ended June 30, 2003.

Operating Results of Global Wholesale

	Millions of yen
	For the three months ended
	June 30, 2002	June 30, 2003
Non-interest revenue	¥73,321	¥68,977
Net interest revenue	16,540	25,177

Net revenue	89,861	94,154
Non-interest expenses	53,387	56,356

Income before income taxes	¥36,474	¥37,798

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income increased net gain on trading. Net revenue increased by 5% from ¥ 89,861 million for the three months ended June 30, 2002 to ¥ 94,154 million for the three months ended June 30, 2003. Non-interest expenses increased by 6% from ¥ 53,387 million for the three months ended June 30, 2002 to ¥ 56,356 million for the three months ended June 30, 2003. As a result, Income before income taxes increased by 4% from ¥ 36,474 million for the three months ended June 30, 2002 to ¥ 37,798 million for the three months ended June 30, 2003.

Fixed Income

Net revenue increased by 42% from ¥ 43,887 million for the three months ended June 30, 2002 to ¥ 62,261 million for the three months ended June 30, 2003, mainly due to an increase in net gain on trading relating to medium-term notes and foreign currency bonds. Non-interest expenses increased by 32% from ¥ 18,944 million for the three months ended June 30, 2002 to ¥ 25,093 million for the three months ended June 30, 2003. As a result, Income before income taxes increased by 49% from ¥ 24,943 million for the three months ended June 30, 2002 to ¥ 37,168 million for the three months ended June 30, 2003.

Equity

Net revenue decreased by 33% from ¥ 30,416 million for the three months ended June 30, 2002 to ¥ 20,381 million for the three months ended June 30, 2003, mainly due to a decrease in customers’ order-flow, such as block trading. Non-interest expenses decreased by 10% from ¥ 18,340 million for the three months ended June 30, 2002 to ¥ 16,470 million for the three months ended June 30, 2003. Income before income taxes decreased by 68% from ¥ 12,076 million for the three months ended June 30, 2002 to ¥ 3,911 million for the three months ended June 30, 2003.

Investment Banking

Net revenue for Investment Banking decreased by 23% from ¥ 16,830 million for the three months ended June 30, 2002 to ¥ 12,908 million for the three months ended June 30, 2003, partly due to a reduction in equity capital markets. Non-interest expenses for Investment Banking decreased by 13% from ¥ 13,850 million for the three months ended June 30, 2002 to ¥ 12,086 million for the three months ended June 30, 2003. As a result, Income before income taxes for Investment Banking decreased by 72% from ¥ 2,980 million for the three months ended June 30, 2002 to ¥ 822 million for the three months ended June 30, 2003.

Merchant Banking

Net loss for Merchant Banking was ¥ 1,272 million for the three months ended June 30, 2002 and ¥ 1,396 million for the three months ended June 30, 2003, because funding costs have been charged for its assets in Europe, although there were exit transactions for this period. Non-interest expenses for Merchant Banking increased by 20% from ¥ 2,253 million for the three months ended June 30, 2002 to ¥ 2,707 million for the three months ended June 30, 2003. As a result, Loss before income taxes for Merchant Banking was ¥ 3,525 million for the three months ended June 30, 2002 and ¥ 4,103 million for the three months ended June 30, 2003.

Operating Results of Asset Management

	Millions of yen
	For the three months ended
	June 30, 2002	June 30, 2003
Non-interest revenue	¥9,850	¥7,598
Net interest revenue	(55)	682

Net revenue	9,795	8,280
Non-interest expenses	8,682	8,192

Income before income taxes	¥1,113	¥88

Net revenue decreased by 15% from ¥ 9,795 million for the three months ended June 30, 2002 to ¥ 8,280 million for the three months ended June 30, 2003, due to a decreases in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts. Non-interest expenses decreased by 6% from ¥ 8,682 million for the three months ended June 30, 2002 to ¥ 8,192 million for the three months ended June 30, 2003. As a result, Income before income taxes decreased by 92% from ¥ 1,113 million for the three months ended June 30, 2002 to ¥ 88 million for the three months ended June 30, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 4 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other decreased from ¥ 29,701 million for the three months ended June 30, 2002 to ¥ 3,516 million for the three months ended June 30, 2003.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2002 (A)	June 30, 2003 (B)	(B) vs. (A)	June 30, 2003	March 31, 2003
Revenue:
Commissions	¥46,091	¥33,752	(26.8)%	$281	¥141,640
Fees from investment banking	15,632	14,498	(7.3)	121	81,847
Asset management and portfolio service fees	24,190	13,735	(43.2)	115	79,290
Net gain on trading	36,964	80,432	117.6	671	172,308
Interest and dividends	91,065	113,844	25.0	950	401,924
(Loss) gain on investments in equity securities	(3,325)	16,168	—	135	(41,288)
Gain (loss) on private equity investments	3,037	(669)	—	(6)	(14,391)
Other	3,317	8,030	142.1	67	19,589

Total revenue	216,971	279,790	29.0	2,334	840,919
Interest expense	74,305	79,703	7.3	665	274,645

Net revenue	142,666	200,087	40.2	1,669	566,274

Non-interest expenses:
Compensation and benefits	63,595	65,903	3.6	550	244,167
Commissions and floor brokerage	4,477	4,904	9.5	41	20,844
Information processing and communications	18,176	18,890	3.9	157	77,389
Occupancy and related depreciation	14,563	13,319	(8.5)	111	57,152
Business development expenses	5,895	4,983	(15.5)	42	24,361
Other	17,589	20,788	18.2	173	94,952

	124,295	128,787	3.6	1,074	518,865

Income before income taxes and cumulative
effect of accounting change	18,371	71,300	288.1	595	47,409

Income tax expense (benefit):
Current	15,100	27,093	79.4	226	25,519
Deferred	(4,775)	5,159	—	43	11,776

	10,325	32,252	212.4	269	37,295

Income before cumulative effect of accounting change	8,046	39,048	385.3	326	10,114
Cumulative effect of accounting change	109,799	—	—	—	109,799

Net income	¥117,845	¥39,048	(66.9)	$326	¥119,913

Per share of common stock:	Yen		% Change	Translation into U.S. dollars	Yen
Basic-
Income before cumulative effect of accounting change	¥4.09	¥20.14	392.4%	$0.17	¥5.17
Cumulative effect of accounting change	55.86	—	—	—	56.09

Net income	¥59.95	¥20.14	(66.4)	$0.17	¥61.26

Diluted-
Income before cumulative effect of accounting change	¥4.09	¥20.14	392.4	$0.17	¥5.17
Cumulative effect of accounting change	55.86	—	—	—	56.09

Net income	¥59.95	¥20.14	(66.4)	$0.17	¥61.26

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	June 30, 2002	March 31, 2003	June 30, 2003	June 30, 2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥358,509	¥491,237	¥681,628	$5,686
Time deposits	398,373	422,570	291,133	2,429
Deposits with stock exchanges and other segregated cash	33,508	41,702	66,962	559

	790,390	955,509	1,039,723	8,674

Loans and receivables:
Loans receivable from customers	255,444	257,254	255,839	2,134
Loans receivable from other than customers	539,047	179,117	158,531	1,323
Receivables from customers	196,120	404,388	11,630	97
Receivables from other than customers	268,001	311,665	584,959	4,880
Receivables under resale agreements and securities borrowed transactions	6,810,596	8,603,170	9,388,771	78,325
Securities pledged as collateral	2,646,734	3,359,807	5,268,547	43,952
Allowance for doubtful accounts	(18,163)	(15,159)	(14,468)	(121)

	10,697,779	13,100,242	15,653,809	130,590

Trading assets and private equity investments:
Securities inventory	4,712,795	5,152,393	6,138,174	51,207
Derivative contracts	286,165	503,417	520,031	4,338
Private equity investments	272,037	270,890	278,448	2,323

	5,270,997	5,926,700	6,936,653	57,868

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥162,406 million at June 30, 2002, ¥177,374 million at March 31, 2003, and ¥178,454 million ($1,489 million) at June 30, 2003, respectively)	168,512	184,868	181,520	1,514
Lease deposits	73,896	65,211	67,034	559
Non-trading debt securities	417,253	270,120	231,271	1,929
Investments in equity securities	192,024	138,084	152,314	1,271
Investments in and advances to affiliated companies	260,044	223,970	228,739	1,908
Deferred tax assets	127,975	112,313	120,152	1,002
Other assets	139,672	192,429	167,833	1,401

	1,379,376	1,186,995	1,148,863	9,584

Total assets	¥18,138,542	¥21,169,446	¥24,779,048	$206,716

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	June 30, 2002	March 31, 2003	June 30, 2003	June 30, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥199,416	¥180,565	¥581,881	$4,854
Payables to other than customers	243,239	384,910	486,531	4,059
Payables under repurchase agreements and securities loaned transactions	8,433,607	10,952,135	13,541,593	112,969
Short-term borrowings	1,596,326	1,497,468	1,336,501	11,150
Time and other deposits received	310,273	256,184	407,187	3,397

	10,782,861	13,271,262	16,353,693	136,429

Trading liabilities:
Securities sold but not yet purchased	3,238,810	3,401,715	3,751,753	31,299
Derivative contracts	247,212	487,005	537,553	4,484

	3,486,022	3,888,720	4,289,306	35,783

Other liabilities:
Accrued income taxes	26,791	28,608	35,321	295
Accrued pension and severance costs	56,446	86,582	87,253	728
Other	225,275	296,509	277,467	2,314

	308,512	411,699	400,041	3,337

Long-term borrowings	1,854,588	1,955,437	2,045,735	17,066

Total liabilities	16,431,983	19,527,118	23,088,775	192,615

Commitments and contingencies (See Note 3)
Shareholders’ equity:
Common stock
Authorized 6,000,000,000 shares Issued 1,965,919,860 shares at June 30, 2002, March 31, 2003 and June 30, 2003	182,800	182,800	182,800	1,525

Additional paid-in capital	150,979	151,328	151,459	1,264

Retained earnings	1,434,065	1,407,028	1,446,077	12,064

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(24,370)	(41,558)	(40,858)	(341)
Cumulative translation adjustments	(36,298)	(22,329)	(10,591)	(89)

	(60,668)	(63,887)	(51,449)	(430)

	1,707,176	1,677,269	1,728,887	14,423
Less-Common stock held in treasury, at cost
351,529 shares, 25,556,340 shares, and 28,716,559 shares at June 30, 2002,
March 31, 2003, and June 30, 2003, respectively	(617)	(34,941)	(38,614)	(322)

Total shareholders’ equity	1,706,559	1,642,328	1,690,273	14,101

Total liabilities and shareholders’ equity	¥18,138,542	¥21,169,446	¥24,779,048	$206,716

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended June 30, 2002	For the three months ended June 30, 2003	For the three months ended June 30, 2003	For the Year ended March 31, 2003
Cash flows from operating activities:
Net income	¥117,845	¥39,048	$326	¥119,913
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	(109,799)	—	—	(109,799)
Depreciation and amortization	7,383	8,287	69	31,249
Loss (gain) on investments in equity securities	3,325	(16,168)	(135)	41,288
Deferred income tax (benefit) expense	(4,775)	5,159	43	11,776
Changes in operating assets and liabilities :
Time deposits	(26,734)	144,901	1,209	(36,585)
Deposits with stock exchanges and other segregated cash	1,496	(24,799)	(207)	(6,271)
Trading assets and private equity investments	(564,774)	(931,447)	(7,770)	(1,167,700)
Trading liabilities	896,764	340,739	2,842	1,242,333
Receivables under resale agreements and securities borrowed transactions	(623,625)	(677,193)	(5,650)	(2,315,743)
Payables under repurchase agreements and securities loaned transactions	813,454	2,454,886	20,480	3,236,698
Loans and receivables, net of allowance	(33,017)	(1,684,328)	(14,051)	(590,802)
Time and other deposits received and other payables	(427,251)	616,264	5,141	(477,756)
Accrued income taxes, net	(20,221)	6,524	54	(31,738)
Other, net	(26,091)	(20,911)	(174)	87,250

Net cash provided by operating activities	3,980	260,962	2,177	34,113

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(8,779)	(4,300)	(36)	(45,235)
Proceeds from sales of office buildings, land, equipment and facilities	7	924	8	690
Payments for purchases of investments in equity securities	(564)	(14)	(0)	(10,299)
Proceeds from sales of investments in equity securities	4,279	1,724	14	30,067
Decrease in non-trading debt securities, net	6,717	40,551	338	152,209
(Increase) decrease in other investments and other assets, net	(1,985)	(5,267)	(44)	6,621

Net cash (used in) provided by investing activities	(325)	33,618	280	134,053

Cash flows from financing activities:
Increase in long-term borrowings	257,699	149,589	1,248	654,407
Decrease in long-term borrowings	(60,103)	(77,838)	(649)	(324,232)
Decrease in short-term borrowings, net	(153,996)	(150,153)	(1,253)	(290,775)
Payments for repurchases of common stock	—	(3,673)	(31)	(34,527)
Payments for cash dividends	(29,485)	(29,117)	(243)	(29,485)

Net cash provided by (used in) financing activities	14,115	(111,192)	(928)	(24,612)

Effect of exchange rate changes on cash and cash equivalents	(15,896)	7,003	59	(8,952)

Net increase in cash and cash equivalents	1,874	190,391	1,588	134,602
Cash and cash equivalents at beginning of the period	356,635	491,237	4,098	356,635

Cash and cash equivalents at end of the period	¥358,509	¥681,628	$5,686	¥491,237

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1. Accounting policies:

The consolidated financial information herein has basically been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2003.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for convenience of the reader and have been translated at the rate of ¥119.87 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2003. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Credit commitments and guarantees:

In the normal course of the Company’s subsidiaries’ banking and financing activities, the subsidiaries enter into contractual commitments to extend credit and commitments for note issuance facility; issuance of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these commitments other than derivative contracts, for which the fair values are recorded on the consolidated balance sheets at fair value, at June 30, 2003 and March 31, 2003 were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	June 30, 2003	June 30, 2003	March 31, 2003
Commitments to extend credit and note issuance facility	¥188,476	$1,572	¥218,862
Standby letters of credit and other guarantees	50,579	422	49,449

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

(UNAUDITED)

4. Segment Information-Operating segment:

Business segments’ results for the three months ended June 30, 2002, 2003, and for the year ended March 31, 2003, are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Three months ended June 30, 2002
Non-interest revenue	¥66,436	¥73,321	¥9,850	¥(20,288)	¥129,319
Net interest revenue	599	16,540	(55)	(323)	16,761

Net revenue	67,035	89,861	9,795	(20,611)	146,080
Non-interest expenses	53,136	53,387	8,682	9,090	124,295

Income (loss) before income taxes	¥13,899	¥36,474	¥1,113	¥(29,701)	¥21,785

Three months ended June 30, 2003
Non-interest revenue	¥74,573	¥68,977	¥7,598	¥(4,663)	¥146,485
Net interest revenue	397	25,177	682	7,884	34,140

Net revenue	74,970	94,154	8,280	3,221	180,625
Non-interest expenses	54,201	56,356	8,192	6,737	125,486

Income (loss) before income taxes	¥20,769	¥37,798	¥88	¥(3,516)	¥55,139

	Change (%)

Income (loss) before income taxes
Three months ended June 30, 2003 vs. 2002	49.4	3.6	(92.1)	—	153.1

	Translation into millions of U.S. dollars
Three months ended June 30, 2003
Non-interest revenue	$622	$575	$63	$(38)	$1,222
Net interest revenue	3	210	6	66	285

Net revenue	625	785	69	28	1,507
Non-interest expenses	452	470	68	57	1,047

Income (loss) before income taxes	$173	$315	$1	$(29)	$460

	Millions of yen
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)

(UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2002	June 30, 2003	June 30, 2003	March 31, 2003
(Loss)/gain on undesignated hedging instruments included in Net gain on trading	¥(16,914)	¥(6,610)	$(55)	¥2,065
(Loss)/gain on investment securities	(744)	1,137	10	(561)
Equity in (losses)/income of affiliates	(37)	535	4	(3,842)
Corporate items	1,868	(5,604)	(47)	(9,356)
Impairment loss on investment in an affiliated company	—	—	—	(21,165)
Others	(13,874)	7,026	59	(7,846)

Total	¥(29,701)	¥(3,516)	$(29)	¥(40,705)

The table below presents reconciliation of the combined segment information included in the table on previous page to reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2002	June 30, 2003	June 30, 2003	March 31, 2003
Net revenue	¥146,080	¥180,625	$1,507	¥602,753
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(3,414)	16,682	139	(43,017)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	—	2,780	23	6,538

Consolidated net revenue	¥142,666	¥200,087	$1,669	¥566,274

Income before income taxes	¥21,785	¥55,139	$460	¥89,211
Unrealized (loss)/gain on investments in equity securities held for relationship purpose	(3,414)	16,682	139	(43,017)
Effect of consolidation/deconsolidation of the PFG entities and other private equity investee companies	—	(521)	(4)	1,215

Consolidated income before income taxes and cumulative effect of accounting change	¥18,371	¥71,300	$595	¥47,409

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions received” and “Net gain on trading” consist of the following.

Commissions received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2002(A)	June 30, 2003 (B)	(B) vs. (A)	June 30, 2003	March 31, 2003
Commissions	¥46,091	¥33,752	(26.8)	$281	¥141,640

Brokerage Commissions	28,548	22,078	(22.7)	184	85,157
Commissions for Distribution of Investment Trust	11,841	7,170	(39.4)	60	30,507
Fees from Investment Banking	15,632	14,498	(7.3)	121	81,847

Underwriting and Distribution	12,800	11,834	(7.5)	99	62,365
M&A / Financial Advisory Fees	2,595	2,608	0.5	22	16,803
Asset Management and Portfolio Service Fees	24,190	13,735	(43.2)	115	79,290

Asset Management Fees	21,827	11,322	(48.1)	94	70,181
Total	¥85,913	¥61,985	(27.9)	$517	¥302,777

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2002 (A)	June 30, 2003 (B)	(B) vs. (A)	June 30, 2003	March 31, 2002
Merchant Banking	¥(738)	¥91	—	$1	¥2,779
Equity Trading	18,510	20,060	8.4	167	35,919
Fixed Income and Other Trading	19,192	60,281	214.1	503	133,610

Total	¥36,964	¥80,432	117.6	$671	¥172,308

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003
Revenue:
Commissions	¥46,091	¥34,685	¥34,303	¥26,561	¥33,752
Fees from investment banking	15,632	18,281	16,937	30,997	14,498
Asset management and portfolio service fees	24,190	21,905	17,541	15,654	13,735
Net gain on trading	36,964	29,185	48,340	57,819	80,432
Interest and dividends	91,065	115,848	107,190	87,821	113,844
(Loss) gain on investments in equity securities	(3,325)	(7,094)	(21,912)	(8,957)	16,168
Gain (loss) on private equity investments	3,037	(5,929)	(1,991)	(9,508)	(669)
Other	3,317	6,401	3,729	6,142	8,030

Total revenue	216,971	213,282	204,137	206,529	279,790
Interest expense	74,305	72,533	71,990	55,817	79,703

Net revenue	142,666	140,749	132,147	150,712	200,087

Non-interest expenses:
Compensation and benefits	63,595	57,688	59,472	63,412	65,903
Commissions and floor brokerage	4,477	5,553	3,564	7,250	4,904
Information processing and communications	18,176	19,233	18,801	21,179	18,890
Occupancy and related depreciation	14,563	14,537	14,118	13,934	13,319
Business development expenses	5,895	7,782	4,823	5,861	4,983
Other	17,589	13,690	12,379	51,294	20,788

	124,295	118,483	113,157	162,930	128,787

Income (loss) before income taxes and cumulative effect of accounting change	18,371	22,266	18,990	(12,218)	71,300

Income tax expense (benefit):
Current	15,100	(1,256)	2,085	9,590	27,093
Deferred	(4,775)	10,297	1,934	4,320	5,159

	10,325	9,041	4,019	13,910	32,252

Income (loss) before cumulative effect of accounting change	8,046	13,225	14,971	(26,128)	39,048
Cumulative effect of accounting change	109,799	—	—	—	—

Net income (loss)	¥117,845	¥13,225	¥14,971	¥(26,128)	¥39,048

Per share of common stock:			Yen

Basic-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14
Cumulative effect of accounting change	55.86	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14

Diluted-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14
Cumulative effect of accounting change	55.86	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2003	June 30, 2002	March 31, 2003
Operating revenue	41,044	24,939	102,633
Operating expenses	23,036	21,901	92,596

Operating income	18,008	3,037	10,036

Non-operating income	590	1,987	3,824
Non-operating expenses	142	59	3,119

Ordinary income	18,455	4,965	10,742

Special profits	22	147	16,498
Special losses	250	59	44,773

Income (loss) before income taxes	18,228	5,053	(17,531)

Income taxes—current	(1,135)	0	(39,527)
Income taxes—deferred	1,666	4,243	34,821

Net income (loss)	17,698	808	(12,825)

Unappropriated retained earnings brought forward	4,606	6,855	6,855

Unappropriated retained earnings (accumulated deficit)	22,304	7,664	(5,969)

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2003	June 30, 2002	March 31, 2003
Assets:
Current Assets	836,750	467,538	652,450
Fixed Assets	1,469,428	1,556,168	1,468,663

Total Assets	2,306,179	2,023,707	2,121,113

Liabilities:
Current Liabilities	446,706	250,375	256,253
Long-term Liabilities	523,193	362,689	522,824

Total Liabilities	969,900	613,064	779,077

Total Shareholders’ Equity	1,336,278	1,410,643	1,342,035

Total Liabilities and Shareholders’ Equity	2,306,179	2,023,707	2,121,113

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended			For the year ended
	June 30, 2003 (A)	June 30, 2002 (B)	(A) / (B)	March 31, 2003 (C)	(A)*4 / (C)
Operating revenue	151,204	123,248	122.7	470,099	128.7

Commissions	42,204	59,102	71.4	207,103	81.5
Net gain on trading	91,926	50,916	180.5	207,158	177.5
Net gain on other inventories	3	1	259.8	11	141.9
Interest and dividend income	17,070	13,227	129.0	55,826	122.3

Interest expenses	14,467	7,767	186.3	31,167	185.7

Net operating revenue	136,736	115,480	118.4	438,932	124.6

Selling, general and administrative expenses	78,026	78,036	100.0	316,414	98.6

Operating income	58,709	37,444	156.8	122,517	191.7

Non-operating income	482	352	136.9	1,504	128.2
Non-operating expenses	506	351	144.1	2,036	99.5

Ordinary income	58,685	37,444	156.7	121,985	192.4

Special profits	97	—	—	196	199.4
Special losses	153	143	107.0	388	158.6

Income before income taxes	58,629	37,300	157.2	121,793	192.6

Income taxes—current	23,009	10,498	219.2	55,343	166.3
Income taxes—deferred	2,477	3,723	66.5	(4,172)	—

Net income	33,142	23,079	143.6	70,622	187.7

Unappropriated retained earnings brought forward	29,862	20,351		20,351

Unappropriated retained earnings	63,005	43,430		90,973

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	June 30, 2003	June 30, 2002	March 31, 2003
Assets
Current Assets:	11,316,808	8,988,903	9,625,560

Trading Assets	7,084,789	4,784,488	5,172,420
Loans with securities as collateral	3,607,477	3,246,187	3,538,974
Other	624,541	958,227	914,165

Fixed Assets	67,613	64,575	70,420

Total Assets	11,384,421	9,053,479	9,695,981

Liabilities
Current Liabilities:	10,278,298	7,851,222	8,606,713

Trading liabilities	3,009,734	2,670,026	2,869,769
Borrowings with securities as collateral	5,087,882	3,329,965	3,729,547
Other	2,180,681	1,851,230	2,007,396

Long-term Liabilities	439,633	600,740	439,963

Statutory Reserves	1,005	607	851

Total Liabilities	10,718,937	8,452,570	9,047,528

Total Shareholder’s Equity	665,484	600,909	648,452

Total Liabilities and Shareholder’s Equity	11,384,421	9,053,479	9,695,981

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

(Millions of yen except percentages)

	Three Months Ended		Comparison A/B(%)	Year Ended March 31, 2003 (C)	Comparison A/(C*1/4)(%)
	June 3, 2003 (A)	June 30, 2002 (B)
Brokerage commissions	18,461	24,511	75.3%	73,119	101.0%

(Stocks)	(15,587)	(22,742)	(68.5)	(65,939)	(94.6)
Underwriting commissions	3,569	3,752	95.1	25,686	55.6

(Stocks)	(2,179)	(2,632)	(82.8)	(18,769)	(46.5)
(Bonds)	(1,389)	(1,119)	(124.1)	(6,917)	(80.3)
Distribution commissions	7,348	11,791	62.3	31,858	92.3

(Investment trust certificates)	(7,134)	(11,768)	(60.6)	(30,277)	(94.3)
Other commissions	12,825	19,048	67.3	76,438	67.1

(Investment trust certificates)	(4,619)	(11,052)	(41.8)	(33,933)	(54.5)

Total	42,204	59,102	71.4	207,103	81.5

(2) Breakdown by Product

(Millions of yen except percentages)

	Three Months Ended		Comparison A/B(%)	Year Ended March 31, 2003 (C)	Comparison A/(C*1/4)(%)
	June 30, 2003 (A)	June 30, 2002 (B)
Stocks	18,004	26,135	68.9%	89,400	80.6%
Bonds	4,485	3,072	146.0	16,726	107.3
Investment trust certificates	14,264	24,034	59.3	69,474	82.1
Others	5,449	5,859	93.0	31,501	69.2

Total	42,204	59,102	71.4	207,103	81.5

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

	Three Months Ended		Comparison A/B(%)	Year Ended March 31, 2003 (C)	Comparison A/(C*1/4)(%)
	June 30, 2003 (A)	June 30, 2002 (B)
Stocks	19,063	10,212	186.7%	51,250	148.8%
Bonds and forex	72,862	40,703	179.0	155,907	186.9

Total	91,926	50,916	180.5	207,158	177.5

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Three Months Ended				Comparison A/B(%)		Year Ended March 31, 2003 (C)		Comparison A/(C*1/4)(%)
	June 30, 2003(A)		June 30, 2002 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	13,799	9,418,335	11,992	14,214,774	115.1%	66.3%	42,770	42,064,005	129.1%	89.6%

(Brokerage)	9,302	5,874,135	6,779	7,589,083	137.2	77.4	26,404	24,210,854	140.9	97.0
(Proprietary Trading)	4,496	3,544,199	5,212	6,625,690	86.3	53.5	16,365	17,853,150	109.9	79.4

Brokerage / Total	67.4%	62.4%	56.5%	53.4%			61.7%	57.6%

TSE Share	6.7%	7.4%	8.1%	9.9%			7.5%	8.7%

Brokerage Commission per share (yen)	1.64		3.30				2.42

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Three Months Ended		Comparison A/B(%)	Year Ended March 31, 2003 (C)	Comparison A/(C*1/4)(%)
	June 30, 2003 (A)	June 30, 2002 (B)
Underwriting
Stocks (number of shares)	44	12	358.6%	191	92.3%
(yen amount)	46,446	181,739	25.6	503,603	36.9
Bonds (face value)	1,544,231	1,610,270	95.9	5,710,311	108.2
Investment trust certificates (yen amount)	—	—	—	—	—
Commercial paper and others (face value)	134,700	170,200	79.1	757,500	71.1

Subscripition and Distribution*
Stocks (number of shares)	50	12	413.8	1,486	13.5
(yen amount)	49,404	157,187	31.4	607,806	32.5
Bonds (face value)	501,409	507,237	98.9	1,840,377	109.0
Investment trust certificates (yen amount)	3,133,883	3,310,141	94.7	11,905,684	105.3
Commercial paper and others (face value)	134,700	170,200	79.1	757,500	71.1

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

			(Millions of yen except percentages)
			June 30, 2003	June 30, 2002	March 31, 2003
Tier I		(A)	665,484	600,909	632,341

Tier II	Statutory reserves		1,005	607	851
	Allowance for doubtful accounts		123	724	211
	Subordinated debt		189,900	190,000	190,000

	Total	(B)	191,029	191,332	191,062

Illiquid Asset		(C)	77,853	75,464	74,298

Net Capital	(A) + (B) – (C) =	(D)	778,659	716,777	749,106

	Market risk		118,295	108,193	101,337
Risk	Counterparty risk		118,920	110,755	103,251
	Basic risk		86,260	81,999	83,199

	Total	(E)	323,475	300,947	287,789

Capital Adequacy Ratio		(D)/(E)	240.7%	238.1%	260.2%